[redacted]

SECURI 13026348 SION

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DD 12/13

SEC MAIL PROCESSING SECTION RECEIVED NOV 25 2013 WASH, DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-12 (MM/DD/YY) AND ENDING 9-30-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10151 Carver Road, Suite 100
(No. and Street)

Cincinnati	OH	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Johnson (513) 621-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. D. Cloud & Co. L.L.P. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 East Fourth St.	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

99 1/31/14

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry M. Kohn
Signature

President
Title

Notary Public

SANDRA L. SMITH
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Clermont County
My Comm. Exp. 2/27/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

L.M. KOHN & COMPANY

FINANCIAL STATEMENTS

For the year ended September 30, 2013

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

Report on the Financial Statements
We have audited the accompanying financial statements of L.M. Kohn & Company (an S corporation), which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, shareholder's equity, comprehensive income, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

November 20, 2013

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

At September 30, 2013

- ASSETS -

CURRENT ASSETS:	
Cash and cash equivalents	$ 1,651,603
Deposits with clearing organizations	35,007
Receivables -	
Clearing organizations and broker-dealers	633,101
Advisory customers	445,824
Advances to registered representatives	190,233
	1,269,158
Marketable securities owned, at fair value	57,798
Federal tax deposit	88,856
TOTAL CURRENT ASSETS	3,102,422
FIXED ASSETS - NET	75,985
OTHER ASSETS	8,618
TOTAL ASSETS	$ 3,187,025

- LIABILITIES AND SHAREHOLDER'S EQUITY -

CURRENT LIABILITIES:	
Commissions payable	$ 845,621
Other liabilities	85,413
TOTAL CURRENT LIABILITIES	931,034
SHAREHOLDER'S EQUITY:	
Common stock; no par value, 100 shares authorized, issued and outstanding	5,000
Contributed capital	3,000
Retained earnings	2,212,993
Accumulated other comprehensive income	34,998
TOTAL SHAREHOLDER'S EQUITY	2,255,991
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,187,025

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the year ended September 30, 2013

REVENUE:	
Commission income	$ 12,733,041
Management and investment advisory income	5,249,617
Other revenue	1,063,363
TOTAL REVENUE	19,046,021
OPERATING EXPENSES:	
Commissions paid	13,183,835
Employee compensation and benefits	1,941,282
Selling, general and administrative expenses	1,717,111
TOTAL OPERATING EXPENSES	16,842,228
NET INCOME	$ 2,203,793

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF COMPREHENSIVE INCOME

For the year ended September 30, 2013

Net income	$ 2,203,793
Other comprehensive income:	
Unrealized gain on marketable securities owned	15,876
TOTAL COMPREHENSIVE INCOME	$ 2,219,669

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDER'S EQUITY

For the year ended September 30, 2013

		Common Stock	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance – October 1, 2012	$	5,000	3,000	1,395,130	19,122	1,422,252
Comprehensive income:						
Net income		-	-	2,203,793	-	2,203,793
Unrealized gain on marketable securities owned		-	-	-	15,876	15,876
Total comprehensive income						2,219,669
Distributions to shareholder		-	-	(1,385,930)	-	(1,385,930)
Balance – September 30, 2013	**$**	**5,000**	**3,000**	**2,212,993**	**34,998**	**2,255,991**

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the year ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	**$ 2,203,793**
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	**18,682**
Loss on disposal of assets	**41,309**
Changes in assets and liabilities:	
Increase in receivables	**(259,092)**
Increase in other assets	**(14,509)**
Increase in commissions payable	**58,598**
Increase in other liabilities	**15,432**
NET CASH FLOWS FROM OPERATING ACTIVITIES	**2,064,213**
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment and leasehold improvements	**(80,333)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	**(1,385,930)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**597,950**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,053,653**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 1,651,603**

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is derived from investment advisory fees, servicing fees, and commissions by acting as a securities broker-dealer for independent registered investment representatives who place their securities orders through the Company. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSITS WITH CLEARING ORGANIZATIONS-
The Company is required to maintain a deposit with each of its clearing organizations, which allows the Company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and, therefore, have been restricted.

RECEIVABLES FROM CLEARING ORGANIZATIONS AND BROKER-DEALERS-
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2013.

NOTE 1 - **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

MARKETABLE SECURITIES OWNED-
Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three broad input levels are as follows:

> Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the reporting date;
>
> Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly; and
>
> Level 3 – inputs that are unobservable for the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Marketable securities consist entirely of NASDAQ common shares, are valued using quoted market prices, and therefore are categorized as a level 1 fair value instrument. The change in fair value related to the securities owned in the current year has been included as a separate component of shareholder's equity. This change in fair value is the sole component of accumulated other comprehensive income.

FIXED ASSETS-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line method.

COMMISSIONS PAYABLE-
Commissions payable represent amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

INCOME TAXES-
The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Accordingly, no provision for income taxes is included in the accompanying financial statements. The Company maintains a tax deposit with the Internal Revenue Service to retain its fiscal year of September 30.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES (Continued)-
The Company recognizes the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. In determining its tax positions, the Company assumes that the positions will be examined by the appropriate taxing authority and the taxing authority would have full knowledge of all relevant information. The measurement of tax positions is based on managements' best judgment of the amount the Company would ultimately accept in a settlement with taxing authorities. The Company has no uncertain tax positions at September 30, 2013. Tax years subsequent to September 30, 2009 remain subject to examination by the Internal Revenue Service.

NOTE 2 - FIXED ASSETS - NET

Fixed assets consist of the following at September 30, 2013:

Furniture and fixtures	$	150,742
Equipment		118,864
Leasehold improvements		11,450
		281,056
Accumulated depreciation		(205,071)
Fixed assets-net	$	75,985

NOTE 3- LEASES

The Company leased certain office space from the shareholder's spouse for $7,300 per month under an agreement that expires on December 31, 2013. Total rent paid under this agreement was $87,600 in the year ended September 30, 2013.

The Company has entered into a non-cancellable operating lease agreement for office space. The initial lease term expires in 2018 and contains two five-year renewal options. Rental expense under this agreement totaled $30,872 for the year ended September 30, 2013.

Future minimum rental payments under non-cancellable leases as of September 30, 2013 are as follows:

2014	$ 21,900
2015	94,798
2016	104,587
2017	107,429
2018	63,650
	$ 392,364

NOTE 4 - SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2013 the Company had net capital, as computed under Rule 15c3-1, of $1,750,737 which was $1,688,668 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $931,034 as of September 30, 2013, and the ratio of aggregate indebtedness to net capital, as defined, was .53 to 1.

NOTE 6 - RETIREMENT PLAN

The Company maintains a Simple IRA plan and provides 100% matching on employee contributions up to 3% of the employee's salary. The Company made matching contributions of $51,719 in the year ended September 30, 2013.

NOTE 7 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is exempt from the requirements of Rule 15c3-3.

NOTE 8 - FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables, and marketable securities owned. The Company places its cash investments with a high-credit-quality financial institution located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

NOTE 8 - FINANCIAL INSTRUMENTS, CONCENTRATIONS, AND RISK (Continued)

Marketable securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain marketable securities, it is at least reasonably possible that changes in the values of marketable securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2013 and through November 20, 2013, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

L.M. KOHN & COMPANY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2013

NET CAPITAL:	
Total shareholder's equity	$ 2,255,991
Deduct - shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	2,255,991
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	2,255,991
Deductions and/or charges -	
Non-allowable assets:	
Receivables	71,344
Other	38,682
Advances to registered representatives	190,233
Federal tax deposit	88,856
Fixed assets, net	75,985
Net capital before haircuts on securities positions	1,790,891
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	
Trading and investment securities:	
Other securities	(40,154)
Undue concentrations	-
NET CAPITAL	$ 1,750,737
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$ 845,621
Other liabilities	85,413
	$ 931,034
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Greater of 6 2/3% of aggregate indebtedness or $50,000:	
6 2/3% of agregate indebtedness	$ 62,069
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 1,688,668
Excess net capital at 1000%	$ 1,657,634
Ratio of aggregate indebtedness to net capital	.53 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form x-17A-5 as of September 30, 2013.

See Independent Auditors' Report.

L.M. KOHN & COMPANY
SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2013

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors' Report.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In planning and performing our audit of the financial statements of L.M. Kohn & Company (the "Company") as of and for the year ended September 30, 2013, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

November 20, 2013

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P.
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337
www.jdcloud.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by L.M. Kohn & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

November 20, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043303 FINRA SEP
L M KOHN & COMPANY
10151 CARVER RD STE 100
BLUE ASH OH 45242-4759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry M. Kohn
(513) 792-0301 x 204

2. A. General Assessment (item 2e from page 2) $ 23,077

B. Less payment made with SIPC-6 filed (exclude interest) (11,339)

April 19, 2013
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 11,738

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,738

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,738

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.M. Kohn & Company
(Name of Corporation, Partnership or other organization)

X [signature] Larry M. Kohn
(Authorized Signature)

President / CEO
(Title)

Dated the 15 day of November, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/2012
and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 19,046,021
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,258,539
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	556,853
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	9,815,392
2d. SIPC Net Operating Revenues	$ 9,230,629
2e. General Assessment @ .0025	$ 23,077
	(to page 1, line 2.A.)